UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084
304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743722100
1	NAMES OF REPORTING PERSONS

Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
55,214,726[1]

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
55,214,726

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,214,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.75%

14	TYPE OF REPORTING PERSON
IN

_________________
1 Includes 45,570,500 shares of common stock held by Mr. Smith personally; 2,794,226 shares held in Mr. Smith's trust; 1,850,000 held in Mr. Smith's retirement account; and vested options held by Mr. Smith for 5,000,000 shares of common stock.

This Amendment No. 5 to Schedule 13D, dated November 7, 2016 (this "Amendment No. 5"), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the "Original 13D"), Amendment No. 1 to the Original 13D originally filed on July 8, 2015 (the "Amendment No. 1"), Amendment No. 2 to the Original 13D originally filed on May 5, 2016 (the "Amendment No. 2"), Amendment No. 3 to the Original 13D originally filed on July 11, 2016 (the "Amendment No. 3"), and Amendment No. 4 to the Original 13D originally filed on September 13, 2016 (the "Amendment No. 4").  This Amendment No. 5 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated ("ProtoKinetix").  This Amendment is being filed by Mr. Smith to report an increase in his beneficial ownership of common stock due to acquisitions by Mr. Smith of common stock of ProtoKinetix and the vesting of his option.  Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

No change.

ITEM 2.  IDENTITY AND BACKGROUND

No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 29, 2016, Mr. Smith purchased 500,000 shares of common stock of the Company in a private placement at $0.04 per share for total proceeds of $20,000 to the Company.  On November 4, 2016, Mr. Smith purchased an additional 1,250,000 shares at $0.04 per share in a separate closing of the same private placement for total proceeds of $50,000 to the Company.

Between September 19, 2016 and September 23, 2016, Mr. Smith's trust purchased 321,263 shares of common stock of the Company on the open market at prices that ranged from $0.056 to $0.063 per share for a total amount of $18,960.43.

ITEM 4.  PURPOSE OF THE TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Smith beneficially owns 55,214,726 shares of common stock of ProtoKinetix which amounts to approximately 23.75% of the total number of common shares currently outstanding, of which 45,570,500 are owned directly by Mr. Smith, or held in a brokerage account for his benefit, 2,794,226 shares are owned indirectly by Mr. Smith through his trust, 1,850,000 are owned indirectly by Mr. Smith through his retirement account, and vested options to purchase 5,000,000 shares are owned directly by Mr. Smith.
(b) Mr. Smith has sole voting and dispositive power over 55,214,726 shares of common stock of ProtoKinetix.

(c) Between September 19, 2016 and September 23, 2016, Mr. Smith's trust purchased 321,263 shares of common stock of the Company on the open market at prices that ranged from $0.056 to $0.063 per share.  On September 29, 2016, Mr. Smith purchased 500,000 shares of common stock of the Company in a private placement at $0.04 per share.  On November 4, 2016, Mr. Smith purchased an additional 1,250,000 shares at $0.04 per share in a separate closing of the same private placement.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.
(e) Not applicable.
ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

No change.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2016	By:	/s/ Clarence E. Smith
Clarence E. Smith